Exhibit 99.19

July 13, 2004

Dear Wheaton River Shareholder:

     Coeur’s Board of Directors is pleased to offer Wheaton River shareholders the opportunity to participate with Coeur shareholders in the creation of a global leader in the precious metals industry. A Coeur-Wheaton River combination is extremely attractive from both a financial and strategic perspective. Coeur’s offer represents a premium of approximately 20% to Wheaton River’s closing share price as of July 7, 2004, assuming all shareholders elect to receive cash.

     Our combined company will be:

•	North America’s fourth largest precious metals company with proven operating expertise;

•	A leading gold producer and the world’s leading primary silver producer with over 22 million ounces of annual production;

•	Among the world’s most liquid publicly-traded precious metals mining companies with expected listings on both the NYSE and the TSX;

•	One of the fastest growing precious metals companies with four attractive development projects including Amapari (Brazil), Kensington (Alaska), Los Filos (Mexico) and San Bartolome (Bolivia);

•	Highly leveraged to commodity prices with completely unhedged production; and

•	Financially powerful with strong free cash flow generation, balance sheet strength, and enhanced access to capital markets.

     Under the terms of our offer you can choose to receive for each of your Wheaton River common shares:

•	Cdn$5.47 in cash, subject to proration if Wheaton River shareholders request in the aggregate more than Cdn$570 million; or

•	0.796 shares of the combined company common stock; or

•	0.796 exchangeable shares of a Canadian subsidiary.

     We appreciate the ongoing expressions of support from Wheaton River’s shareholders. We look forward to completing the Coeur-Wheaton River combination.

     We encourage you to tender your shares by following the procedures set forth in the enclosed materials, which describe Coeur’s offer in detail.

Sincerely,

DENNIS E. WHEELER,
Chairman of the Board and Chief Executive Officer

If you have any questions regarding tendering your shares,
please contact the Information Agent for the Offer to Purchase:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
E-mail: proxy@mackenziepartners.com